FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
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Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

BRF - BRASIL FOODS S.A. (formerly named Perdigão S.A) A Publicly Traded Company CNPJ n° 01.838.723/0001-27 Rua Jorge Tzachel, 475 Itajaí - SC	SADIA S.A. A Publicly Traded Company CNPJ n°20.730.099/0001-94 Rua Senador Atílio Fontana, 86 Concórdia – SC

ANNOUNCEMENT

The management of BRF – Brasil Foods S.A. (current corporate denomination of Perdigão S.A., “BRF” – Bovespa: PRGA3; NYSE: PDA) and SADIA S.A. (jointly with BRF, the “Companies”) notifies the market that the Economic Council for Economic Defense – CADE (the Brazilian Anti-Trust Authority), pursuant to the terms published in the Federal Official Gazette (Diário Oficial da União) dated September 18 2009, has authorized the coordination of the Companies’ activities directed towards the export market for the in natura meats segment.

São Paulo, September 21 2009

Leopoldo Viriato Saboya	José Luís Magalhães Salazar
CFO and Investor Relations Officer	CFO and Investor Relations Officer
BRF – Brasil Foods S.A	SADIA S.A.

Important Notice

This notice is not an offering document nor will it constitute an offering for the disposal or request of offering for the purchase of any securities or even a request of any vote or approval.
Investors of “American Depositary Receipts” (“ADRs”) of SADIA and holders of preferred shares of Sadia are advised to read the information document provided in respect of the association between SADIA and BRF, considering it will contain relevant information.

American investors holding common shares of SADIA are advised to read any other materials drafted by BRF to the shareholders holding common shares of Sadia regarding the merger, considering that such documents will contain relevant information. BRF expects to submit copies of such documents to the U.S. Securities and Exchange Commission (“SEC”) as soon as such documents are available, and investors are entitled to obtain copies of such documents and any other documents filed by the Companies with SEC at the SEC website: www.sec.gov.
Copies of any other information documents drafted for the holders of ADRs or American shareholders holding common or preferred shares of SADIA also may be obtained free of charge with BRF, if available.
This notice contains future appraisals, which are not based on past facts, but on current judgments and estimates of the managements of SADIA and BRF by virtue of future economic data and circumstances, industry conditions, the company’s performance and financial results. The words “anticipate”, “believe”, “estimate”, “wait”, “plan” and similar expressions, as related to the Companies, are used as to identify future appraisals.
Examples of future appraisals are: judgments related to the structure and term of any association between SADIA and BRF, corporate strategies, future synergies, future costs, future liquidity of the Companies, pro forma results of operations and financial health of the Companies.
Such assessments reflect the current judgment of the management and are subject to several risks and uncertainties, including economic and market aspects in Brazil and worldwide, conditions of the industries of such Companies, an regulatory implications on the association, the ability of the Companies to attain such estimated synergies and the risk factors described by the Companies in their documents filed with SEC and the Brazilian Exchange and Securities Commission (“CVM”). There is no guaranty that the estimated events, trends or results will be actually implemented.
Any changes to the assumptions and factors which the appraisals have been based on may imply in results substantially different from current expectations.